UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

2014 First Quarter Earnings Conference

KB Financial Group Inc. will hold 2014 First Quarter Earnings Conference on Friday, April 25, 2014. The conference will be webcast live throughout the world, in Korean and English, on our IR website at www.kbfg.com. Investors can participate by telephone during the Q&A session following the presentation. The presentation materials will also be available for viewing at the time of the webcast and Q&A session.

■ Date:	Friday, April 25, 2014

■ Time:	16:00 (Korea time)

■ Format:	Live webcast and conference call

■ Language:	Korean and English. Simultaneous interpretation will be available for English-speaking participants.

■ Agenda:	2014 First Quarter Earnings Results and Q&A

■ Q&A via telephone

• From overseas	82-31-810-3061

• From Korea	031-810-3061

• Pass code	6412#

• Q&A code	*1

■ To listen to a recording of the webcast and conference call

Instructions

1. Dial

• From overseas:	82-31-931-3100

• From Korea:	031-931-3100

2. Press listening code:	19631#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 17, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO